Christopher Werner, Chief Executive Officer

C3 Bullion, Inc.

875 N. Michigan Avenue, Suite 3100, Chicago, IL 60611

920-207-0100

May 15, 2025

VIA EDGAR DELIVERY

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

DIVISION OF CORPORATION FINANCE

Division of Corporation Finance Office of Trade & Services

WASHINGTON, D.C. 20549

Attn: Rucha Pandit at 202-551-6022 or Cara Wirth at 202-551-7127

Re:C3 Bullion, Inc.- Post-Effective Amendment No. 3 to Offering Statement on Form 1-A, Filed May 15, 2024, File No. 024-12367

Dear Ms. Pandit and Ms. Worth:

We have reviewed your comments covering our amended offering statement filed as Post-Effective Amendment No. 2 and hereby provide the following responses, modifications and edits, for review:

Post-Qualification Amendment No. 2

Signatures, page 32

1. We note your disclosure on the cover page that this post-qualification amendment No. 2 has been filed in part to reflect the appointment of a Chief Financial Officer. We also note your disclosure on page 15 that Jim Elgart is your Chief Financial Officer. However, we note that Luciano Duque has signed the post-qualification amendment as Chief Investment Officer, Financial Officer and Director. Please revise throughout to reconcile this inconsistency and clarify the positions of each of your officers. Additionally, please revise your signature page to indicate who is signing your offering statement as your principal financial officer and principal accounting officer and have the appropriate officer(s) sign accordingly. Please refer to Instructions 1 and 3 to the "Signatures" section of Form 1-A.

We have updated the Signature Page to reflect Jim Elgart, CFO, is executing the Offering Statement, replacing Luciano Duque who is the acting Chief Investment Officer. Mr. Duque serves on the Board of Directors and is a shareholder.  Mr. Elgart does not serve on the Board and maintains no equity position in the Company.

General

2. We note that you filed post-qualification amendment No. 1 on April 16, 2025 and subsequently filed an offering circular supplement on April 17, 2025. Please supplementally confirm that you have not offered or sold any securities since the post qualification amendment No. 1 to the registration statement on Form 1-A was filed on April 16, 2025.

The Company hereby confirms, supplementally, that no shares have been sold since the initial qualification on January 22, 2025, or the post qualification amendment filed on April 16, in response to this comment.

Lastly, tZERO, Securities, LLC received a no objection letter from FINRA in December 2024 and no amendments since then have affected our compensation arrangement and the disclosure thereof.

May 15, 2025

____________________________

Please contact Jim Simmons at 401-952-5858 or my office at 920-207-0100 with further questions and what additional comments you have.

Sincerely,

/s/ Christopher Werner

Christoper Werner, Chairman and CEO

cc: James R. Simmons (jsimmons@simmonsltd.com)

Dated: May 15, 2025